Exhibit (a)(5)(LLL)

Press Release

14 December 2006

E.ON to invest over €25 billion through 2009

E.ON plans to invest a total of about €25.3 billion over the next three years, thereby significantly increasing its capital expenditures. At €22.4 billion, the clear focus is on investments in fixed assets, in particular to help further improve security of supply in E.ON’s markets.

The €11.4 billion of investments in fixed assets will be used to modernize existing and construct new power plants. In Germany, construction has begun on new generating units in Datteln and Irsching. E.ON also plans to build a new 1,100 megawatt (MW) hard-coal-fired generating unit at Staudinger power station; a requirement for this investment, however, is a stable energy policy and regulatory environment. Also planned for Germany is a hard-coal-fired test unit with a thermal efficiency of more than 50 percent.

Construction continues on an 800 MW combined-cycle gas turbine in Italy, a 1,100 MW coal-fired power plant in the Netherlands, and several coal-fired and gas-fired power plants in Eastern Europe. A 1,200 MW gas-fired plant and a 1,600 MW coal-fired plant are planned for the United Kingdom. In Northern Europe, E.ON intends to boost the performance of existing power plants and build a new gas-fired combined heat-and-power plant. The focus of power generation investments in the United States is the completion of Trimble County 2 coal-fired generating unit. Along with new large-scale power plants, E.ON’s plans include several wind power projects – particularly offshore wind farms in the United Kingdom, Germany, and Northern Europe – and a biomass power plant.

E.ON plans to invest a total of €5.7 billion groupwide to modernize and expand its power networks. Here, a key focus is on enhancing the company’s networks in Germany, in part due to the connection of additional wind power facilities. Despite the considerable reduction in

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E.ON AG press release 14 December 2006	Page 2 of 3

network fees E.ON is permitted to charge in Germany, the company will continue to invest in its power networks in order to enhance security of supply.

A total of about €4.0 billion is earmarked for the maintenance and expansion of E.ON’s natural gas supply infrastructure. Here, the focus is on extending existing and building new gas pipelines, increasing storage capacity, tapping gas fields in the North Sea, and constructing an LNG terminal.

E.ON plans to invest a total of about €2.9 billion to acquire shareholdings, of which the majority reflects the shareholding in Yushno Russkoye gas field in western Siberia.

In addition to its planned shareholding investments, E.ON continues to systematically pursue the acquisition of Endesa, a Spanish energy utility.

E.ON CEO Wulf Bernotat commented: “Our high level of investment will further enhance the security of power and natural gas supplies. At the same time, our new power stations will increase the supply of electricity in our markets and serve to further spur competition. We’re making an important contribution to environmental and climate protection by using the most efficient technologies and by further enhancing our regenerative energy capacity. Moreover, our investments represent significant impetus for economic growth and employment.”

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore, Endesa investors and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa, when it becomes available, because it will contain important information. The Spanish prospectus and certain complementary documentation were authorised in Spain by the Spanish Comisión Nacional del Mercado de Valores (the "CNMV"). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free

E.ON AG press release 14 December 2006	Page 3 of 3

copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the websites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC's web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON currently prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but will adopt International Financial Reporting Standards ("IFRS") as its primary set of accounting principles in 2007; the financial data reflected in this press release has been prepared in accordance with IFRS. This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, either in this press release or on its website at www.eon.com. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.